UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

Attached is a translation of letter filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange ("TASE") on August 4, 2010 regard Failure to adhere to preservation rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.
Date: August 11, 2010
	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Tel Aviv Stock Exchange

August 4, 2010

160813

To: Top Image Systems

Re: Failure to fulfill preservation rules according to information as of June 30, 2010

1.
According to the fourth chapter of the Tel Aviv Stock Exchange (“TASE”) regulations, the board of directors of TASE will determine whether to delist any company registered for trade on NASDAQ-SC if the market capitalization of the company is below 45 million NIS.

The market capitalization is reviewed twice a year, shortly after the quarters ending on December 31 and June 30.

2.	A review conducted by TASE showed that the market capitalization of the Company, as of June 30, 2010, was about 31 million NIS.

3.	In accordance with TASE’s regulations, the Company was given an extension until December 31, 2010 to increase its market capitalization as required.

4.
Should a review to be conducted shortly after the quarter ending on December 31, 2010 show that the Company has failed to fulfill the requirement as to market capitalization, at its January 2011 meeting, the TASE board of directors will discuss delisting the Company’s securities.

Sincerely,

Tel Aviv Stock Exchange